UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F       ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Changes in Holdings of Directors, Officers and Related Parties

On January 14 and 16, 2018, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) the following changes to the holdings of securities of the Company by the officers, directors and related parties of the Company:

1.	Increase in the number of common shares by 3,824, to 19,627, constituting 0.01% of the Company’s outstanding common shares, held by Adi Jemini, the Company’s Executive Vice President and Chief Financial Officer due to the settlement of RSUs, and a corresponding decrease by 3,824, to 20,032, in the number of RSUs held by Mr. Jemini.

2.	Decrease in the principal amount of Series D Debentures, by NIS 622,810, to zero, held by Mr. Haim Ben-Dor, the Company’s director, due to open market sales.

Changes in Outstanding Number of Securities

The Company furthermore reported, on January 14, 2017, that as a result of the foregoing transaction described in paragraph (1) above, the number of outstanding common shares increased by 3,824, to 193,514,215, while the number of outstanding RSUs decreased by an equivalent amount, to 110,027.

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SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: January 17, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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